FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of February, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax reports fourth quarter and full year 2006 results” dated February 13, 2007.

99.2	Himax fourth quarter 2006 results conference call transcript dated February 13, 2007.

2

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: February 13, 2007

3

Exhibit 99.1

HIMAX REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Tainan, Taiwan, February 13, 2007 - Himax Technologies, Inc. (“Himax” or ”Company”) (Nasdaq: HIMX) today reported financial results for the fourth quarter and full year ended December 31, 2006.

Net revenue for the fourth quarter of 2006 was $220.9 million, compared to $177.3 million for the fourth quarter of 2005, and $177.1 million in the third quarter of 2006. Net income for the fourth quarter of 2006 was $29.4 million, or $0.15 per diluted share, compared to net income of $17.0 million, or $0.09 per diluted share in the fourth quarter of 2005, and $4.6 million, or $0.02 per diluted share in the third quarter of 2006. Share-based compensation was $1.5 million, $4.1 million and $11.5 million in the fourth quarter of 2006, the fourth quarter of 2005 and the third quarter of 2006, respectively.

Gross margin in the fourth quarter of 2006 was 18.9%, as compared to 21.2% in the fourth quarter of 2005, and 17.4% in the third quarter of 2006. Operating margin was 10.3% in the fourth quarter of 2006, as compared to 10.8% in the fourth quarter of 2005, and 1.5% in the third quarter of 2006.

Excluding share-based compensation, gross margin was 18.9% in the fourth quarter of 2006, 21.3% in the fourth quarter of 2005, and 17.5% in the third quarter of 2006, with an operating margin of 11.0%, 13.1%, and 8.0%, respectively.

A reconciliation of our gross margin and operating margin excluding share-based compensation, a non-GAAP financial measure, to GAAP gross margin and GAAP operating margin, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “We are pleased with our fourth quarter results, as our revenue and net income were both record highs since our inception. 2006 was also a remarkable year for Himax. Our revenue of 2006 increased 37.8% compared to the prior year, despite a challenging environment faced by the TFT LCD industry. Moreover, we continued to gain market share. According to iSuppli, our world wide market share for large application in 2006 was approximately 19.6% in 2006, a significant improvement from 15.9% in 2005.”

Max Chan, Chief Financial Officer of Himax, said, “Our gross margin increased to 18.9% from 17.4% a quarter ago. We were able to achieve cost reductions which more than offset the pricing pressure that we faced in the quarter. Furthermore, small- and medium-sized driver ICs, which typically enjoy a higher gross margin, accounted for approximately 11% of our revenue in the period, up from approximately 9% of our revenue a quarter ago. Total share-based compensation accrued in the fourth quarter was approximately $1.5 million, or $0.01 per diluted share, as compared to $11.5 million, or $0.06 in the third quarter.”

Looking forward, Mr. Wu added, “For the first quarter of 2007, we expect overall revenue will decline approximately 16% to 18% compared to the fourth quarter of 2006. We expect demand for PC-related and TV panels to decline significantly due to seasonality and customers’ control on capacity utilization. However, we expect small- and medium-sized demand will continue to grow as we are adding new customers and products. We expect our gross margin to remain flat; diluted GAAP EPS is expected to decline to the range of $0.08 to $0.09. ”

In the first quarter of 2007, Himax announced closing of Wisepal acquisition. Starting the first quarter the company will be reporting our result on a consolidated basis, including Wisepal. Mr. Wu commented, “We are very pleased with the progress of integration of both companies so far, and we believe this acquisition will greatly strengthen our position in the small- and medium-sized applications.”

Separately, Himax has completed the share buyback program which the company announced to the market on November 2nd. Since then, a total of approximately 10 million of the company’s American Depository Shares have been repurchased from the open market. The repurchased ADSs and their underlying ordinary shares have been cancelled, thereby reducing approximately 5% of the Company’s issued and outstanding shares.

A reconciliation of our diluted EPS excluding share-based compensation, a non-GAAP financial measure, to diluted GAAP EPS, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Investor Conference Call / Webcast Details

The Company’s management will review detailed fourth quarter 2006 results on Monday, February 12, 2007 at 6:00 PM EST (7:00 AM, February 13, Taiwan time). The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company’s website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 228265.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

– Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income

(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

			Three
			Months
			Ended
	Three Months		September
	Ended December 31,		30,
	2006	2005	2006
Revenues
Revenues from third parties, net	$91,920	$78,696	$89,044
Revenues from related parties, net	128,959	98,638	88,061

	220,879	177,334	177,105

Costs and expenses:
Cost of revenues	179,214	139,664	146,287
Research and development	13,642	13,957	22,685
General and administrative	3,108	2,556	3,027
Sales and marketing	2,150	2,018	2,364

Total costs and expenses	198,114	158,195	174,363

Operating income	22,765	19,139	2,742

Non operating income (loss):
Interest income	1,812	323	2,000
Impairment loss on an investment	---	(129)	---
Foreign exchange gains (losses), net	356	135	(1,298)
Interest expense	---	(114)	---
Other income (loss), net	61	(92)	59

	2,229	123	761

Income before income taxes and minority	24,994	19,262	3,503
interest
Income tax (benefit) expense	(4,211)	2,313	(1,246)

Income before minority interest	29,205	16,949	4,749
Minority interest, net of tax	183	31	(157)

Net income	$29,388	$16,980	$4,592

Basic earnings per ordinary share and ADS	$0.15	$0.10	$0.02

Diluted earnings per ordinary share and ADS	$0.15	$0.09	$0.02

Basic Weighted Average Outstanding Shares	198,147	176,854	197,110
Diluted Weighted Average Outstanding Shares	199,518	180,707	199,729

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Figures in Thousands of U.S. Dollars)

			Three
			Months
			Ended
	Three Months		September
	Ended December 31,		30,
The amount of share-based compensation
included in applicable costs and expenses
categories is summarized as follows:	2006	2005	2006

Share-based compensation
Cost of revenues	$25	$89	$208
Research and development	1,161	3,033	8,963
General and administrative	151	380	1,090
Sales and marketing	156	628	1,195

Total	$1,493	$4,130	$11,456

Himax Technologies, Inc.

     Unaudited Condensed Consolidated Statements of Income
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months Ended
	December 31,
	2006	2005
Revenues
Revenues from third parties, net	$331,025	$217,420
Revenues from related parties, net	413,493	322,784

	744,518	540,204

Costs and expenses:
Cost of revenues	601,565	419,380
Research and development	58,832	41,278
General and administrative	9,527	6,784
Sales and marketing	6,618	4,762

Total costs and expenses	676,542	472,204

Operating income	67,976	68,000

Non operating income (loss):
Interest income	5,860	580
Impairment loss on an investment	(1,500)	(129)
Foreign exchange gains, net	224	1,808
Interest expense	(311)	(125)
Other income, net	233	124

	4,506	2,258

Income before income taxes and
minority interest	72,482	70,258
Income tax (benefit) expense	(2,720)	8,923

Income before minority interest	75,202	61,335
Minority interest, net of tax	242	223

Net income	$75,444	$61,558

Basic earnings per ordinary share and ADS	$0.39	$0.35

Diluted earnings per ordinary share and ADS	$0.39	$0.34

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S. Dollars)

	Dec 31,	Sep 30,	Dec 31,
	2006	2006	2005

Assets
Current assets:
Cash and cash equivalents	$109,753	$155,594	$7,086
Marketable securities available-for-sale	8,828	4,072	3,989
Restricted cash equivalents and marketable
securities	108	31	14,053
Accounts receivable, less allowance for sales
returns and discounts	113,521	101,660	80,158
Accounts receivable from related parties	116,096	71,530	69,688
Inventories	101,341	106,977	105,004
Deferred income taxes	6,721	11,202	8,965
Prepaid expenses and other current assets	10,404	20,622	11,113

Total current assets	$466,772	$471,688	$300,056

Property and equipment, net	41,918	34,946	24,426
Deferred income taxes	11,454	134	151
Intangible assets, net	393	61	81
Investments in non-marketable securities	817	1,723	1,813
Refundable deposits	550	603	712

	55,132	37,467	27,183

Total assets	$521,904	$509,155	$327,239

Liabilities, minority interest and
stockholders’ equity
Current liabilities:
Short-term debt	$---	$---	$27,274
Current portion of long-term debt	---	---	89
Accounts payable	120,407	106,829	105,801
Income tax payable	14,385	11,783	13,625
Other accrued expenses and other current
liabilities	21,274	16,029	13,995

Total current liabilities	$156,066	$134,641	$160,784

Other liabilities	191	---	---

Total liabilities	$156,257	$134,641	$160,784

Minority interest	$1,397	$1,054	$624

Stockholders’ equity:
Ordinary share, US$0.0001 par value,
500,000,000 shares authorized	19	19	18
Additional paid-in capital	221,666	260,031	98,450
Accumulated other comprehensive income	(207)	27	36
Unappropriated earnings	142,772	113,383	67,327

Total stockholders’ equity	$364,250	$373,460	$165,831

Total liabilities, minority interest and
stockholders’ equity	$521,904	$509,155	$327,239

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,

	2006	2005	2006
Cash flows from operating activities:

Net income	$29,388	$16,980	$4,592
Adjustments to reconcile net income to net cash provided
(used in) by operating activities:
Depreciation and amortization	1,869	942	1,119
Share-based compensation expenses	1,493	4,130	11,456
Minority interest, net of tax	(183)	(31)	157
Gain on sale of marketable securities, net	(61)	89	(23)
Impairment loss on an investment	---	129	---
Deferred income taxes	(6,842)	(2,110)	132
Inventories write down	2,691	708	469
Changes in operating assets and liabilities:
Accounts receivable	(11,840)	(24,561)	(14,772)
Accounts receivable from related parties	(44,346)	(6,663)	(5,096)
Inventories	6,885	(27,581)	(7,838)
Prepaid expenses and other current assets	6,285	(5,768)	(4,497)
Accounts payable	13,563	(1,731)	8,815
Income tax payable	2,601	4,485	(1,075)
Other accrued expenses and other current liabilities	1,327	3,690	3,477

Net cash provided by (used in) operating activities	2,830	(37,292)	(3,084)

Cash flows from investing activities:
Purchase of land, property and equipment	(5,628)	(1,746)	(5,691)
Purchase of available-for-sales marketable securities	(12,678)	---	(10,608)
Sales and maturities of available-for-sale marketable
securities	7,940	1,442	8,480
Proceeds from sale of subsidiary shares by Himax
Technologies Limited	937	51	27
Purchase of investments in non-marketable securities	---	---	(1,410)
Purchase of subsidiary shares from minority interest	(37)	(457)	(64)
Return of (increase in) refundable deposits	62	(364)	(92)
Release (pledge) of restricted cash equivalents and
marketable securities	(74)	(13,614)	424

Net cash used in investing activities	(9,478)	(14,688)	(8,934)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,

	2006	2005	2006

Cash flows from financing activities:

Proceeds from issuance of ordinary shares	(393)	(14,487)	---
Proceeds from issuance of new shares by subsidiaries	---	866	655
Shares buyback for canceling	(38,835)	---	---
Proceeds from short-term debt	---	27,274	---
Repayment of long-term debt	---	(42)	---

Net cash provided (used in) by financing activities	(39,228)	13,611	655

Effect of exchange rate changes on cash and cash
equivalents	15	4	73

Net decrease in cash and cash equivalents	(45,861)	(38,365)	(11,290)
Cash and cash equivalents at beginning of period	155,594	45,451	166,884
Cash received from the acquisition of subsidiary	20	---

Cash and cash equivalents at end of period	$109,753	$7,086	$155,594

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$---	$114	$---

Income taxes	$18	$13	$21

Supplemental disclosures of non-cash investing
and financing activities:
Increase (Decrease) in payable for purchase of
equipment and construction in progress	$4,481	$(768)	$(1,750)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,

	2006	2005
Cash flows from operating activities:
Net income	$75,444	$61,558
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	5,410	3,613
Share-based compensation expenses	15,150	8,613
Minority interest, net of tax	(242)	(223)
Loss(gain) on disposal of property and equipment	36	(19)
Gain on sale of marketable securities, net	(197)	(105)
Impairment loss on an investment	1,500	129
Deferred income taxes	(9,066)	(3,371)
Inventories write down	9,417	927
Changes in operating assets and liabilities:
Accounts receivable	(33,286)	(53,297)
Accounts receivable from related parties	(46,245)	(30,403)
Inventories	(5,755)	(51,839)
Prepaid expenses and other current assets	751	(6,413)
Accounts payable	14,591	67,152
Income tax payable	803	10,852
Other accrued expenses and other current liabilities	2,863	5,290

Net cash provided by operating activities	31,174	12,464

Cash flows from investing activities:
Purchase of land, property and equipment	(19,270)	(14,733)
Purchase of available-for-sales marketable securities	(31,911)	(38,048)
Sales and maturities of available-for-sale marketable securities	27,128	42,028
Proceeds from sale of subsidiary shares by Himax Technologies
Limited	1,143	51
Purchase of investments in non-marketable securities	(1,410)	---
Purchase of subsidiary shares from minority interest	(208)	(523)
Return of (increase in) refundable deposits	170	(414)
Release (pledge) of restricted cash equivalents and marketable
securities	13,946	(13,724)

Net cash used in investing activities	(10,412)	(25,363)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,

	2006	2005
Cash flows from financing activities:
Distribution of special cash dividends	---	(13,558)
Proceeds from issuance of ordinary shares	147,407	---
Proceeds from issuance of new shares by subsidiaries	668	866
Shares buyback for canceling	(38,835)	---
Proceeds from borrowing of short-term debt	11,303	27,274
Repayment of short-term debt	(38,577)	---
Repayment of long-term debt	(89)	(178)

Net cash provided by financing activities	81,877	14,404

Effect of exchange rate changes on cash and cash
equivalents	8	4

Net increase in cash and cash equivalents	102,647	1,509
Cash and cash equivalents at beginning of period	7,086	5,577

Cash received from the acquisition of subsidiary	20	---

Cash and cash equivalents at end of period	$109,753	$7,086

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$311	$125

Income taxes	$5,603	$1,130

Supplemental disclosures of non-cash investing
and financing activities:
Increase (Decrease) in payable for purchase of
equipment and construction in progress	$3,606	$(2,285)

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Gross Margin and Operating Margin Excluding Share-based Compensation:

	Three Months Ended December 31,		Three Months Ended September 30,
	2006	2005	2006
Revenues	$220,879	$177,334	$177,105

Gross profit	41,665	37,670	30,818
Add: Share-based compensation – Cost of revenues	25	89	208
Gross profit excluding share-based compensation	41,690	37,759	31,026
Gross margin excluding share-based compensation	18.9%	21.3%	17.5%

Operating income	22,765	19,139	2,742
Add: Share-based compensation	1,493	4,130	11,456
Operating income excluding share-based compensation	24,258	23,269	14,198
Operating margin excluding share-based compensation	11.0%	13.1%	8.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation equals operating income excluding share-based compensation divided by revenues

Diluted Earnings Per Share Excluding Share-based Compensation:

Three Months
Ended December 31,
2006
Diluted GAAP EPS	$0.15
Add: Estimated share-based compensation per diluted share	$0.01
Diluted non GAAP EPS excluding share-based compensation	$0.16

Numbers do not add up due to rounding

Exhibit 99.2

LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, February 13, 7AM Taiwan Monday, February 12, 6PM NYC Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through noon on Tuesday, February 13, 2006 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 228265

Operator Intro: Welcome to Himax Technologies fourth quarter 2006 results Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the star 1 on your push button phone. The call is scheduled for one hour.

As a reminder, this conference is being recorded today. A replay will be available 2 hours after the call today, through noon on Tuesday, February 13, 2006 in Taiwan. The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 228265. The replay will also be accessible at www.himax.com.tw.

David

Thank you operator. Welcome everyone to Himax’s fourth quarter 2006 earnings call. Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer. After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 646-536-7003. Or you can get a copy off of Himax’s website.

Before we begin the formal remarks, the Company’s attorneys advise that certain statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu. Please go ahead, sir.

1

Mr. Jordan Wu

Thank you David and thank you everyone for joining us on today’s call.

I will now review Himax’s performance during the fourth quarter of 2006 and discuss the outlook for the first quarter of 2007. Max, our CFO, will then provide further details on our financial performance.

We are pleased with the results we achieved in the final quarter of 2006, as our revenues and net income both improved significantly from the previous quarter. The industry continues to face a challenging period and we are doing our best to work through it.

Our fourth quarter net revenue was $220.9 million, a record high since our inception. It represented a 24.6% growth year over year, and a 24.7% growth quarter over quarter. The strong sequential growth in revenue was primarily due to high seasonal demand, the addition of new customers, and the fulfillment of demand that was pushed out of Q3 into Q4.

In terms of customer mix, revenues from related parties were $129.0 million, about 58% of total revenue in the fourth quarter. Revenues from unrelated parties were $91.9 million, or about 42% of total revenue.

Revenues from large panel display drivers were up 23.5% sequentially and accounted for approximately 87% of our total revenues in the fourth quarter. Growth was primarily driven by the increase in LCD TV demands during the holiday season.

Revenues from small- and medium-sized display drivers accounted for approximately 11% of our total revenues. This is up from approximately 9% in Q306. Sequential growth for small and medium-sized display drivers was 48.8%, driven by seasonal demand and addition of new customers.

We are pleased that we were able to increase our gross margin to 18.9% in the fourth quarter from 17.4% in Q306, despite the challenging market, as we continued to improve our product mix and lower our cost.

2

Our GAAP operating margin increased sequentially from 1.5% to 10.3%, primarily due to a lower share-based compensation charge in the quarter. Share-based compensation for the third and fourth quarter was approximately $11.5 million and $1.5 million respectively. Excluding share-based compensation, our non-GAAP operating margin also increased sequentially from 8.0% to 11.0% .

In addition to the top-line growth, we also achieved record level of net income and EPS in the fourth quarter. Net income came in at $29.4 million as compared to $4.6 million in the third quarter. EPS was $0.15, as compared to $0.02 in the previous quarter. Tax benefit in the fourth quarter was approximately $4.2 million or $0.02 per ADS. Max will elaborate on the tax benefit later on.

Despite the extreme pricing pressure and excess inventory issues faced by the TFT LCD supply chain, 2006 was a remarkable year for Himax.

The full year’s revenue was $744.5 million, a growth of 37.8% year over year. According to iSuppli, our world wide market share for large panel applications was approximately 19.6% in 2006, a significant improvement from 15.9% in 2005.

In addition, we continued to diversify our customer base. Revenues from unrelated parties were $331.0 million, an increase of 52.3% year over year, while revenues from related parties were $413.5 million, an increase of 28.1% year over year.

On February 1st we closed the acquisition of Wisepal Technologies. The exchange ratio was revised to 1 Company ordinary share for 5.26 Wisepal shares. The original exchange ratio was 1 Company share for 5 Wisepal shares. This revision was made to reflect the change in our total outstanding shares upon the completion of our share buyback program which we shall talk about in a moment. Starting the first quarter we will be reporting our results on a consolidated basis, including Wisepal. We are very pleased with the progress of integration of both companies so far. We believe this acquisition will greatly strengthen our position in the small-and medium-sized applications.

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The share buyback program was announced to the market on November 2nd. Since then, a total of approximately 10 million of the company’s American Depository Shares had repurchased from the open market for a total of approximately $50 million. The repurchased ADSs and their underlying ordinary shares had been cancelled, thereby reducing approximately 5% of the Company’s issued and outstanding shares.

Now let me go into our guidance for the first quarter of 2007.

We expect demand for PC-related and TV panels to decline significantly due to seasonality and customers’ control on capacity utilization. However, we expect demand for small- and medium-sized will continue to grow as we are adding new customers and products.

Overall, we expect revenue to decline 16%-18% sequentially; with gross margin expected to remain flat with 4Q06. Diluted GAAP EPS is expected to be approximately $0.08 to $0.09 as a result of lower revenue and higher operating expenses.

Now let me turn over to Max Chan, our CFO, for some financial details.

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Mr. Max Chan

Thank you, Jordan.

Net revenues in the fourth quarter were $220.9 million, representing a year-on-year growth of 24.6% and a sequential growth of 24.7% . Large panel display driver revenues increased by 23.5%, while small- and medium-sized display driver revenues increased by 48.8% sequentially.

The gross margin had increased to 18.9% from 17.4% a quarter ago. Our gross margin was enhanced primarily due to our increased shipment in small- and medium-sized driver ICs, which typically enjoyed higher gross margins. Small- and medium-sized panel drivers accounted for approximately 11% of our revenue in the period, up from approximately 9% a quarter ago.

Our operating expense, excluding share-based compensation, was $17.4 million in the third quarter, up approximately $0.6 million from previous quarter. Our total headcount increased to 925 from 903 a quarter ago. The acquisition of Wisepal has increased our headcount by a further 50 at the beginning of February.

Upon reviewing our 2006 performance, tax benefit of approximately $4.2 million was recorded in the fourth quarter to reflect a change in estimate relating to the full year’s effective tax rate. This tax benefit was a result of lower (current income) tax expense and higher (deferred income) tax credit. The lower tax expense was mainly due to a higher percentage of tax exempted revenue as of total revenues, whereas higher tax credit was a result of our increasing R&D activities. We expect the effective tax rate to be around 0% in the first quarter of 2007.

Total share-based compensation accrued in the fourth quarter was approximately $1.5 million, or $0.01 per diluted share, as compared to $11.5 million, or $0.06 in the third quarter.

Cash used for the share buyback program during the quarter was approximately $40 million. . As of December 31st, 2006, our ending cash balance was $109.8 million, with no debt. We used approximately $10 million in the first quarter of 2007 to complete the remainder of our share buyback program, bringing the total buyback amount to approximately $50 million.

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On October 23rd last year, we had completed the relocation of our headquarters to a new facility with a total floor area of 22,172 square meters within the Tree Valley Industrial Park in Tainan. This move to a larger office space has positioned Himax for continued growth in years to come.

Capital expenditure for the fourth quarter was $5.6 million. This includes primarily expenditure relating to relocation to our new headquarters, and purchase of R&D related equipments. Capex for the full year 2006 was $19.3 million.

As Jordan noted, we closed the Wisepal acquisition on February 1st, 2007. This resulted in an immediate addition of approximately 6.2 million shares, representing approximately 3.1% of our enlarged share capital. Our share buyback program helped offset this increase. We expect the incremental amortization charges resulting from acquired intangible assets to be approximately $1.2 million per annum.

Jordan provided our Q1 outlook earlier. We are basing that guidance on approximately 196.1 million diluted weighted average outstanding shares.

Operator, that concludes our prepared remarks. We can now take any questions.

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